1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M. FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

October 13, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Angela Mokodean, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Registrant”)

(File Nos. 033-23166; 811-05624)

Dear Ms. Mokodean:

Thank you for your telephonic comments regarding the Registrant’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Securities and Exchange Commission (the “Commission”) on September 29, 2017 relating to the Special Meeting of Shareholders (the “Meeting”) of the Active International Allocation Portfolio (the “Fund”), an existing series of the Registrant, being held to consider and act upon a proposal to change the Fund’s investment objective. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf. Below, we describe the changes made to the proxy statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about October 13, 2017.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

Comment 1.                            Please revise the disclosure to clarify the terms “top-down benchmark oriented process” and “high-conviction proprietary top-down framework.”

Response 1.                               The disclosure has been revised accordingly with respect to “top-down benchmark oriented process.” Regarding “high-conviction proprietary top-down framework,” we believe the existing disclosure to be appropriate as the Fund’s revised investment strategy indicates that the investment framework is based upon the Adviser’s and/or Sub-Adviser’s conviction levels and their current and prospective macro views. The existing disclosure also describes the top-down framework in that the Fund actively invests among countries and sectors utilizing weightings based upon relative economic, political and social fundamentals, stock valuations and investor sentiment.

Comment 2.                            Please revise the disclosure to include an explanation of the reasoning behind the proposed changes and the corresponding benefits to Shareholders and the Fund.

Response 2.                               The disclosure has been revised accordingly.

Comment 3.                            Please revise the disclosure to describe any changes to (i) the Fund’s portfolio, (ii) investment returns as a result of the Fund no longer replicating broad market indices and (iii) investment risk, such as increased volatility or heightened country/sector risk.

Response 3.                               We respectfully acknowledge the comment; however, the Fund’s existing or as revised strategy and risk disclosure, unless otherwise noted in the Proxy Statement, has been reviewed and concluded to be appropriate in describing the Fund’s portfolio, investment returns and investment risk.

Comment 4.                            Please supplementally confirm that there are no changes in the Fund’s concentration policy or diversification status as a result of the proposed revisions to the Fund’s investment objective and process.

Response 4.                               We supplementally confirm that there are no changes in the Fund’s concentration policy or diversification status as a result of the proposed revisions to the Fund’s investment objective and process.

Comment 5.                            Please revise the disclosure to clarify how the proposed investment strategy changes will enhance the return profile and distribution efforts of the Fund.

Response 5.                               The disclosure has been revised accordingly.

Comment 6.                            Please supplementally confirm how associated proxy costs of the Proposal will be effectively reimbursed to the Fund by the Adviser.

Response 6.                               We supplementally confirm that associated proxy costs of the Proposal will be effectively reimbursed to the Fund by the Adviser through management fee waivers due to the current assets under management of the Fund and current total expense caps in place. Specifically, the Adviser is waiving fees and reimbursing expenses for each share Class of the Fund because each share Class’ total expense ratio exceeds the Board-approved total expense ratio cap. Under these circumstances, the Adviser absorbs the proxy costs.

Comment 7.                            Please revise the disclosure to include the Fund’s current investment strategy and risks as compared to the Fund’s proposed investment strategy and risks; consider organizing this information into a tabular format or other reader-friendly format.

Response 7.                               We respectfully acknowledge the comment; however, we believe that the Fund’s current disclosure is appropriate.

Comment 8.                            Please revise the disclosure to more clearly indicate that the Fund no longer primarily focuses on investments in non-U.S. issuers, given that the proposed investment universe includes the United States. Furthermore, consistent with Rule 35d-1 under the Investment Company Act of 1940, as amended, please supplementally confirm that the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world; please describe any associated investment policies related to the foregoing.

Response 8.                               We respectfully acknowledge the comment; however, the Fund’s investments in the United States will be made only on an opportunistic basis. In addition, we confirm that the Fund intends to invest its assets in investments that are tied economically to a number of countries throughout the world.  Specifically, the Fund maintains an internal guideline to invest in a minimum of 10 countries and on average 25-30 countries.

Comment 9.                            Please revise the disclosure to clarify what is meant by “top-down” in the statement “Investment decisions may be implemented through sector, industry and stock-specific allocations within and across markets that best capture the top-down view.”

Response 9.                               We respectfully acknowledge the comment; however, we believe that the term “top-down” sufficiently conveys that the Fund’s investment process is focused at the macroeconomic level and is generally used in registration statements throughout the industry.

Comment 10.                     Please revise the disclosure to include any changes to the Fund’s permissible investment universe of equity securities or derivatives.

Response 10.                        We respectfully acknowledge the comment; however, there are no changes between the equity securities and derivatives in which the Fund may invest disclosed in the Fund’s existing prospectus versus that included in the Proxy Statement.

Comment 11.                     Please update the risk disclosure related to frontier markets to explain the particular risks associated with such investments.

Response 11.                        The disclosure has been revised accordingly.

Comment 12.                     Please disclose how broker non-votes will be voted on the Proposal.

Response 12.                        There will not be any broker non-votes in connection with this Proposal.

Comment 13.                     Please include disclosure regarding security ownership of certain beneficial owners and management pursuant to Item 403 of Regulation S-K and Item 6 of Schedule 14A.

Response 13.                        The disclosure has been revised accordingly.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526 (tel).  Thank you.

Best regards,

/s/Allison M. Fumai
Allison M. Fumai